Exhibit 99.1

Nisun International Announces Significant Breakthrough in Egg Business

SHANGHAI, China, June 7, 2024 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (Nasdaq: NISN), a technology and industry driven integrated supply chain solutions provider, today announced that it has achieved a significant breakthrough in its egg business following the Company stepping into the egg industry.

The Company has stablished a strong business presence with a daily supply capacity of over 20 million eggs, since its entrance into the industry about one year ago. This remarkable performance highlights the initial success of Nisun International’s strategy to expand its egg supply chain business and enhance brand awareness.

Through extensive research and analysis of the market metrics, the Company identified the egg industry as one of its key business development directions to achieve a strategic leap in growth. Nisun International strives to drive growth, ensure quality, and improve profit margins through strategies such as joint procurement, centralized and agency procurement, cooperation with the state-owned rural supply and marketing cooperatives, and developing its own brand retail business. The joint procurement model supports a daily supply of 3.6 - 6 million eggs. Meanwhile, the centralized and agency procurement, along with the supply and marketing cooperatives system models, boast daily supply capacities of 3.8 million and 10 million eggs, respectively.

With a commitment to contribute to food safety and sustainable development, Nisun International aims to position itself as a trusted provider of premium egg products to discerning local consumers, thus achieving long-term business growth and creating more value for shareholders.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun’s view of its future expectations, plans and prospects that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun’s registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts:

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 646-932-7242

Email: investors@ascent-ir.com